UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 14)

Under the Securities Exchange Act of 1934

Atlantica Sustainable Infrastructure plc

(Name of Issuer)

Ordinary Shares, nominal value $0.10 per share

(Title of Class of Securities)

G0751N103

(CUSIP Number)

Jennifer Tindale

Algonquin Power & Utilities Corp.

354 Davis Road, Suite 100

Oakville, ON L6J 2X1

Michael J. Aiello

Matthew Gilroy

Weil, Gotshal & Manges LLP

767 5th Avenue

New York, New York 10153

(212) 310-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 12, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: Algonquin Power & Utilities Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%
14	TYPE OF REPORTING PERSON: CO, HC

1	NAMES OF REPORTING PERSONS: Algonquin (AY Holdco) B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%
14	TYPE OF REPORTING PERSON: CO, HC

1	NAMES OF REPORTING PERSONS: Liberty (AY Holdings) B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%
14	TYPE OF REPORTING PERSON: CO

Item 1. Security and Issuer.

This Amendment No. 14 (this “Amendment No. 14”) to the Schedule 13D initially filed on March 9, 2018 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on April 27, 2018, as amended by Amendment No. 2 filed on November 21, 2018, as amended by Amendment No. 3 filed on November 27, 2018, as amended by Amendment No. 4 filed on February 15, 2019, as amended by Amendment No. 5 filed on May 13, 2019, as amended by Amendment No. 6 filed on May 24, 2019, as amended by Amendment No. 7 filed on June 3, 2019, as amended by Amendment No. 8 filed on April 6, 2020, as amended by Amendment No. 9 filed on December 10, 2020, as amended by Amendment No. 10 filed on January 7, 2021, as amended by Amendment No. 11 filed on August 4, 2021, as amended by Amendment No. 12 filed on May 10, 2022, as amended by Amendment No. 13 filed on May 28, 2024 (“Amendment No. 13”) with the Securities and Exchange Commission on behalf of Algonquin Power & Utilities, Corp. (“Algonquin”), Algonquin (AY Holdco) B.V. (“AY Holdco”), and Liberty (AY Holdings) B.V. (“AY Holdings”) (collectively, the “Reporting Persons”), relates to the ordinary shares, nominal value of $0.10 per share (“Ordinary Shares”), of Atlantica Sustainable Infrastructure plc (the “Issuer”), a public limited company incorporated under the laws of England and Wales, as described herein in more detail. The Issuer’s principal executive offices are located at Great West House, GW1, 17th Floor, Great West Road, Brentford, United Kingdom TW8 9DF. Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning ascribed to such term in the Original Schedule 13D.

Item 2. Identity and Background.

Item 2 is hereby amended as follows:

Schedule A to the Original Schedule 13D is hereby amended and restated as set forth on Schedule A to this Amendment No. 14 and incorporated by reference herein are the names, business addresses, present principal occupations or employments, and citizenship of each director and executive officer of the Reporting Persons.

(d), (e) During the last five years, none of the Reporting Persons and none of the persons set forth on Schedule A (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 4. Purpose of Transaction.

Item 4 is hereby amended as follows:

The information set forth in amended Item 6 below is incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended as follows:

(a), (b) The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Amendment No. 14 are incorporated herein by reference. As of December 12, 2024, the Reporting Persons own no Ordinary Shares of the Issuer.

(c) The information set forth in amended Item 6 below is incorporated by reference herein.

(d) Not applicable

(e) December 12, 2024

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Item 6 is hereby amended as follows:

On December 12, 2024, the Issuer and California Buyer Limited, a private limited company incorporated in England and Wales (“Bidco”), a vehicle controlled by funds managed or advised by Energy Capital Partners (“ECP”) and which includes a large group of institutional co-investors, consummated the Transaction Agreement (the “Transaction Agreement”). Pursuant to the terms of the Transaction Agreement, Bidco acquired the entire issued and to be issued share capital of the Issuer pursuant to a scheme of arrangement under Part 26 of the U.K. Companies Act 2006 (the “Scheme” and such acquisition, the “Transaction”). Upon completion of the Transaction, the Issuer became a wholly owned subsidiary of ECP and each holder of the Ordinary Shares of the Issuer became entitled to $22.00 per share in cash, without interest. Consequently, the Reporting Persons are no longer beneficial owners of any Ordinary Shares of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2024

ALGONQUIN POWER & UTILITIES CORP.

By:	/s/ Darren Myers
Name: Darren Myers
Title: Chief Financial Officer

By:	/s/ Jennifer Tindale
Name: Jennifer Tindale
Title: Chief Legal Officer

ALGONQUIN (AY HOLDCO) B.V.

By:	/s/ Dana Easthope
Name: Dana Easthope
Title: Director A

By:	/s/ Laurens Klein
Name: Laurens Klein
Title: Director

LIBERTY (AY HOLDINGS) B.V.

By:	/s/ Dana Easthope
Name: Dana Easthope
Title: Director A

By:	/s/ Laurens Klein
Name: Laurens Klein
Title: Director

Schedule A

Directors and Executive Officers of the Reporting Persons

The following tables set forth the name, business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Persons:

ALGONQUIN POWER & UTILITIES CORP. DIRECTORS

Name	Business Address	Principal Occupation or Employment	Citizenship
Christopher Huskilson	354 Davis Road, Suite 100 Oakville, Ontario L6J 2X1	Chief Executive Officer and Director, Algonquin Power & Utilities Corp.	Canada

Melissa Stapleton Barnes	354 Davis Road, Suite 100 Oakville, Ontario L6J 2X1	Director, Algonquin Power & Utilities Corp.	USA

Amee Chande	354 Davis Road, Suite 100 Oakville, Ontario L6J 2X1	Corporate Director and Strategy Consultant	Canada USA UK

Dan Goldberg	160 Elgin Street, Suite 2100 Ottawa, Ontario K2P 2P7	President and Chief Executive Officer, Telesat Corporation	Canada USA

D. Randy Laney	354 Davis Road, Suite 100 Oakville, Ontario L6J 2X1	Director, Algonquin Power & Utilities Corp.	USA

Dilek L. Samil	354 Davis Road, Suite 100 Oakville, Ontario L6J 2X1	Director, Algonquin Power & Utilities Corp.	USA

David Levenson	354 Davis Road, Suite 100 Oakville, Ontario L6J 2X1	Director, Algonquin Power & Utilities Corp.	Canada France

Christopher Lopez	354 Davis Road, Suite 100 Oakville, Ontario L6J 2X1	Director, Algonquin Power & Utilities Corp.	Canada Australia

Brett C. Carter	354 Davis Road, Suite 100 Oakville, Ontario L6J 2X1	Director, Algonquin Power & Utilities Corp.	USA

ALGONQUIN POWER & UTILITIES CORP. EXECUTIVE OFFICERS

Name.	Business Address	Principal Occupation or Employment	Citizenship

Christopher Huskilson	354 Davis Road, Suite 100 Oakville, Ontario L6J 2X1	Chief Executive Officer, Algonquin Power & Utilities Corp.	Canada

Darren Myers	354 Davis Road, Suite 100 Oakville, Ontario L6J 2X1	Chief Financial Officer, Algonquin Power & Utilities Corp.	Canada

Jeffery Norman	354 Davis Road, Suite 100 Oakville, Ontario L6J 2X1	President of Renewables, Algonquin Power & Utilities Corp.	Canada

Sarah MacDonald	354 Davis Road, Suite 100 Oakville, Ontario L6J 2X1	Chief Transformation Officer, Algonquin Power & Utilities Corp.	Canada

Jennifer Tindale	354 Davis Road, Suite 100 Oakville, Ontario L6J 2X1	Chief Legal Officer, Algonquin Power & Utilities Corp.	Canada

Colin Penny	354 Davis Road, Suite 100 Oakville, Ontario L6J 2X1	Chief Information Officer, Algonquin Power & Utilities Corp.	Canada

ALGONQUIN (AY HOLDCO) B.V. DIRECTORS

Name	Business Address	Principal Occupation or Employment	Citizenship

Dana John Easthope	354 Davis Road, Suite 100 Oakville, Ontario L6J 2X1	Vice President and Assistant Corporate Secretary, Algonquin Power & Utilities Corp.	Canada

Pravienkoemar Mahabier	Jupiter Building, 2nd Floor, Herikerbergweg 88, 1101CM, Amsterdam	Director Relationship Management Corporates, Vistra Netherlands	Netherlands

Laurentius Ireneus Winfridus Klein	Jupiter Building, 2nd Floor, Herikerbergweg 88, 1101CM, Amsterdam	Director Relationship Management Corporates, Vistra Netherlands	Netherlands

LIBERTY (AY HOLDINGS) B.V. DIRECTORS

Name	Business Address	Principal Occupation or Employment	Citizenship

Dana John Easthope	354 Davis Road, Suite 100 Oakville, Ontario L6J 2X1	Vice President and Assistant Corporate Secretary, Algonquin Power & Utilities Corp.	Canada

Pravienkoemar Mahabier	Jupiter Building, 2nd Floor, Herikerbergweg 88, 1101CM, Amsterdam	Director Relationship Management Corporates, Vistra Netherlands	Netherlands

Laurentius Ireneus Winfridus Klein	Jupiter Building, 2nd Floor, Herikerbergweg 88, 1101CM, Amsterdam	Director Relationship Management Corporates, Vistra Netherlands	Netherlands